UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a)

WENTWORTH II, INC.
(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE
(Title of Class of Securities)

None
(CUSIP Number)

Xiaoyin Luo
Room 101, Building E 6, Huaqiaocheng
East Industrial Park
Nashan District, Shenzhen 518053
The People’s Republic of China
86(755)8245-1808

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 19, 2007
(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

(Continued on following pages)

1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Xiaoyin Luo
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [__]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,411,514 shares of common stock
	8.	SHARED VOTING POWER0
	9.	SOLE DISPOSITIVE POWER 5,411,514 shares of common stock
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,411,514 shares of common stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.69%
14.	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer.

The name of the issuer is Wentworth II Inc., a Delaware corporation (the “Company”), which has its principal executive offices at Room 101, Building E6, Huaqiaocheng East Industrial Park, Nanshan District, Shenzhen, 518053, The People’s Republic of China.  This statement relates to the Company’s common stock, $.01 par value (the “Common Stock”).

Item 2.	Identity and Background.

(a)           The name of the person filing this statement is Xiaoyin Luo (the “Reporting Person”).

(b)           The business address address of the Reporting Person is Room 101, Building E6, Huaqiaocheng, East Industrial Park, Nanshan District, Shenzhen 518053, Peoples Republic of China.

(c)           Ms. Luo is the Company’s Director.

(d)           During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of People’s Republic of China.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person received the securities covered by this statement pursuant to certain Share Exchange Agreement entered into among the Company, Omnia Luo Group Limited (“Omnia Luo”), a British Virgin Islands company, and all of the shareholders of Omnia Luo, dated October 9, 2007 (the “Share Exchange Agreement”).  Pursuant to the Share Exchange Agreement, all shares of the common stock of Omnia Luo held by the Reporting Person were exchanged for 5,411,514 shares of the Company’s Common Stock (the “Share Exchange”).

As of the date of this statement, Ms. Luo directly owns 5,411,514 shares of the Common Stock.

Item 4.	Purpose of Transaction.

Ms. Luo acquired the Common Stock pursuant to the Share Exchange Agreement as described in Item 3 above.  In connection with the Share Exchange Agreement, there were changes to the Company’s executive officers and directors which were more fully described in the current report on Form 8-K filed with the SEC by the Company on October 15, 2007.

Except as set forth in this Schedule 13D and the Form 8-K referred to above, Ms. Luo has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) As of the date of this statement, Ms. Luo beneficially owns 5,411,514 shares of the Common Stock, representing 23.69% of the outstanding shares of the Common Stock.  Ms. Luo does not own any other securities of the Company.  Ms. Luo has and will have the sole power to vote and dispose of the shares of the Common Stock that he beneficially owns.  Ms. Luo is the elder sister of Ms. Zheng Luo and sister-in-law of Mr. Wenbin Fang.  Mr. Wenbin Fang is the husband of Ms. Zheng Luo.  Each disclaims beneficial ownership of the shares held by the other.

(c)           The Reporting Person did not effect any transactions in the issuer’s securities within the past 60 days.

(d)           Other than Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons’ securities.

(e)           Not applicable.

Item 6.       Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed herein and in the current report on Form 8-K filed with the SEC by the Company on October 15, 2007, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.       Material to be Filed as Exhibits.

Exhibit No.	Description

Share Exchange Agreement by and between the Company, Omnia Luo and its shareholders, dated October 9, 2007 (incorporated by reference to Exhibit 2.1 to the Company’s Registration Statement on Form 8-K filed with the SEC on October 15, 2007, Commission file number 000-52040).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 19, 2007

/s/ Xiaoyin Luo
Xiaoyin Luo